NOTE 1 - DESCRIPTION OF BUSINESS

Zeus Securities, Inc. (the "Company") is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Inc. (FINRA) and the Securities Investor Protection Corporation. The Company is a New York Corporation. The Company has adopted December 31 as its year end.

The Company clears all of its securities transactions through security clearing brokers. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k (2) (ii) since it uses other security firms for clearing.

The Company also sells life insurance, deferred annuity contracts and earns some mutual fund commissions where they deal directly with the seller and the clearing broker. Pursuant to agreements between the Company and FirstSouthwest Securities, all securities transactions of the Company are cleared and its customers are introduced and cleared on a fully disclosed basis through FirstSouthwest Securities. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules are carried by FirstSouthwest Securities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation and amortization are provided using the straight-line method over the estimated economic lives of the assets, which are from five to seven years. Expenditures for maintenance and repairs are charged to expense as incurred.

Property and equipment consists of the following as of December 31, 2015:

Office equipment	$	1,949
Furniture and Equipment		2,868
		4,817
Less: accumulated depreciation		4,817
	$	-

Depreciation expense amounted to $0 for the year ended December 31, 2015.

Revenue Recognition

The company earns revenue (commissions) from brokerage activities, which are recognized on a trade date basis. The company is an introducing broker clearing through FirstSouthwest Company and also executes mutual funds and variable annuities application way. The Company's financial statements are prepared using the accrual method of accounting.

Revenues in 2015 were not concentrated with any individual or group.

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Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company does not pay federal income taxes on its corporate income. Instead, the stockholder (Estate) is liable for individual federal income taxes on its share of the Company's income, deductions, losses and credits.

NOTE 3 – RELATED PARTY TRANSACTIONS

In 2015, First Southwest Company and its related entities also became subsidiaries of Hilltop Securities Holdings LLC. FINRA approval for this merger was granted on or about October 22, 2015. There was no disruption of service to either Zeus Securities, Inc. or any of the firm's customers.

During 2013 and through February 18, 2015, Company ownership was entirely held by the Estate of Alan Davidson. On February 19, 2015, the trustee for the estate (Company) and ZAI Capital (US) LLC (Purchaser) entered into a stock purchase agreement to purchase twenty four and nine tenths percent (24.9%) of the company's shares through an initial closing transaction. The purchaser remitted $18,749 for the initial closing consideration with a stipulation of good faith efforts by ZAI to obtain FINRA approval by completing the Change of Membership (CMA) filings by December 31, 2015. As of that date, the CMA had not been filed.

The initial consideration paid to the Estate was invested as equity in the Company. The Purchaser agreed to pay expenses to maintain the investment banking, regulatory compliance, and other expenses attributable to business continuity and ownership conversion.

ZAI Capital (US).LLC provided funding for expenses generated on its behalf approximating $51,300 during the fiscal year and management fee income of $11,206 representing amounts remitted by ZAI in excess of expenses authorized and approved through the fiscal year end.

NOTE 4 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1, except for the first 12 months of operations when it shall not exceed 8 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $ 20,378 which was $15,378 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .451 to 1.

NOTE 5 – CONCENTRATIONS OF CREDIT RISK

The Company maintains its cash in bank accounts at high credit quality financial institutions. The

NOTE 5 (con't)
balances, at times, may exceed federally insured limits of $ 250,000.

NOTE 6 – FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.

At December 31, 2015, the Company's cash equivalent include only "Cash In Bank" is valued utilizing quoted market prices for identical instruments and are thus categorized in Level 1 of the fair value hierarchy.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease

Our office is located at 71 Paddington Circle, Smithtown, NY 11787. This is a private residence and there is no lease commitment. No minimum future lease payments are applicable for disclosure.

The company has a storage unit with a monthly rent of $ 357. This agreement is on a month to month basis; therefore, no minimum future lease payments are applicable for disclosure.

NOTE 8 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through March 9, 2016, the date the financial statements were available to be issued.

During the year 2015, Zeus Securities, Inc. entered into an agreement with ZAI Capital, (US) LLC), (ZAI), a wholly owned subsidiary of a Duchy of Luxembourg Societe Anonyme to purchase all of the stock of the company. As of December 31, 2015, only 24.9% of the shares were purchased. As the Change of Ownership application has not been completed and the change of ownership did not occur as anticipated during the current fiscal year, Zeus is contending that ZAI is now in default of the contract. The agreement allowed for a termination if FINRA approval and the transferring of the remaining balance of Company's shares (74.1%) did not occur by December 31, 2015.

The Company has notified ZAI that it intends to exercise termination of the agreement. As such, the Company's plan will be to consider available investment options from interested parties.